STERLING JOHNSTON CAPITAL MANAGEMENT

                           CODE OF ETHICS AND CONDUCT

                                  INTRODUCTION

In an effort to ensure that Sterling Johnston Capital Management (SJCM) establish a record of integrity and high ethical standards employees are required not only to comply with all applicable federal and state securities laws, but also with the following internal Code of Ethics and Conduct.

SJCM and its employees owe a fiduciary duty to its clients that require it to place client interests ahead of our own at all times. In an effort to avoid potential conflicts of interest SJCM employees must follow the following principles:

     1. Employees must at all times place the interests of Advisory clients first.

     2. All personal securities transactions must be executed consistent with the code.

     3. Employees must not take inappropriate advantage of their position. This includes appropriate use of investment advice and gifts or perquisites from brokers.

It is the  responsibility  of all  employees to become  familiar  with the code.
Furthermore, the code cannot anticipate all potential circumstances; consequently employees are required not only to abide by the letter of the code, but also the spirit of the code.

The code applies to ALL employees.

                              COMPLIANCE PROCEDURE
                         FOR STOCK IN PERSONAL ACCOUNTS

Employees of SJCM who wish to purchase or sell securities with a market capitalization of less than $3.0 billion (SJCM's market capitalization universe is less than or equal to $1.5 billion) for their own personal accounts must follow certain procedures designed to avoid the potential conflicts of interest that can arise when buying or selling securities for personal accounts. These procedures include pre-clearing the transaction, holding the security for a certain length of time, and following a blackout period around Advisory Client trades.

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PRE-CLEARANCE

Before any employee purchases or sells a security for his or her own account, or any accounts over which they have control or a beneficial interest, he or she must complete a Pre-Clearance Form. A written Pre-Clearance form must be completed for all personal securities transactions. An employee cannot execute a transaction until he or she receives authorization from the Compliance Officer (Scott Johnston). Pre-clearance is valid only for the day on which pre-clearance was obtained. Pre-clearance is valid only for the particular security and amount indicated on the form (the size of the transaction may be decreased without authorization). Pre-clearance is only required for stocks with market capitalization less than or equal to $3.0 billion.

Failure to obtain pre-clearance is a breach of SJCM's code and may subject the employee to disciplinary action, up to and including termination of employment. Failure to obtain pre-clearance may also result in the trade being canceled with the employee bearing any loss that may occur. Any profits that result from an unauthorized trade will be donated to a charity designated by SJCM.

HOLDING PERIOD

As a general principle, personal securities transactions must be for investment purposes and not for the purposes of short term trading profits. As a result, employees will be prohibited from buying or selling a security that he or she acquired within the previous 30 days, unless selling at a 10% or greater loss. Holding period does not apply for stocks with market capitalization over $3.0 billion.

BLACKOUT PERIOD

Employees will not be permitted to buy or sell securities for their personal accounts during the time SJCM has engaged in a transaction in the same or equivalent security for an Advisory Client until all transactions have been completed. In the event an employee obtained pre-clearance for a transaction and a subsequent advisory Client account transaction in the same security occurs within the employee's transaction, SJCM's Director of Compliance will review the applicability of the disgorgement policy on a case-by-case basis. Holding period does not apply for stocks with market capitalization over $3.0 billion.

The  above  restrictions  do not apply to the  covered  securities  excluded  in section 2(a)(9) of the Act.

INITIAL PUBLIC OFFERINGS

No employees may engage in a personal securities transaction in any security in an IPO. Exceptions are permissible only with the written consent of the Director of Compliance.

PRIVATE PLACEMENTS

Employees may not engage in a personal securities transaction in any security transaction in any security in a private placement without prior written approval of SJCM's Director of Compliance.

FRONT RUNNING AND SCALPING

No  employee  may  engage  in  front-running  an  order  or   recommendation  or
scalping."Frontrunning" and "scalping" refer to the buying or selling of securities by an employee, prior to SJCM's clients, in order to benefit from any price movement that may be caused by client transactions or SJCM's recommendations regarding the security. These practices may constitute illegal "insider trading" and are, in any event, prohibited by this policy. To prevent those practices, this policy establishes certain procedures regarding trading while the firm has "Recommendation Information" that could create a frontrunning or scalping problem.1

INSIDE INFORMATION

No employees may use material, non-public information about any issuer of securities, whether or not such securities are held in the portfolios of Advisory Clients or suitable for inclusion in such portfolios, for personal gain or on behalf of an Advisory Client.

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     1    Any  decision  by [Firm] that it will  purchase  or sell a  particular security for its clients' accounts or that it will recommend that its clients buy or sell a particular security is considered in this policy
          statement   to   be   "Recommendation   Information."   Recommendation
          Information also includes any research that could reasonably be expected to lead to a buy or sell decision or recommendation.

          From time to time, the Chief Executive Officer will notify employees that SJCM possesses Recommendation Information regarding a particular security. From that time until the Chief Executive Officer advises employees to the contrary, no trading in securities affected by the Recommendation Information will be permitted in SJCM proprietary accounts or in "Employee Accounts" (as defined below). Similarly, no employee may recommend that any customer buy or sell any security affected by the Recommendation Information except in accordance with the notice.

          Before SJCM completes client purchases pursuant to Recommendation Information or releases that information to clients, all Recommendation Information is the confidential property of SJCM and may not be disclosed to anyone outside the firm including relatives and friends. Premature disclosure of Recommendation Information could constitute "tipping" of material nonpublic information in violation of insider trading laws.1

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PERSONAL HOLDINGS REPORTS

All employees must provide SJCM with a list of securities holdings upon commencement of employment. Furthermore, employees must provide SJCM with duplicate copies of all transaction confirmations within 10 days after the end of each quarter; and annually, no more than 30 days after the end of the
calendar   year.   This  applies  to  all   securities   regardless   of  market
capitalization.

CERTIFICATION OF COMPLIANCE

Each employee will be required to certify that he or she has read, understands and has complied with (or, in the case of new employees, will comply with) the Code.